September 23, 2009	Via EDGAR

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Tower Financial Corporation
Form 10-K for the period ended December 31, 2008
Forms 10-Q for 2009

Dear Mr. Vaughn:

We are in receipt of your review letter dated September 14, 2009 regarding the above referenced filings.  We have no disagreements with your findings and are working on providing the information that you requested.  I would like to request an extension of the ten day response period.  We are in the process of compiling the requested data on the trust preferred investment and would like to review all of our responses with our accounting firm.  I would like to request that we have until October 15, 2009 to provide our answers.

We look forward to working with you to ensure that we remain in compliance with the applicable disclosure requirements and enhance our overall disclosures.

If you have any questions or need additional information at this time, please don’t hesitate to contact me at 260-427-7150 or rick.sawyer@towerbank.net.

Sincerely,

/s/ Richard R. Sawyer
Richard R. Sawyer
Chief Financial Officer